UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 7

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   WICKES INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  967 446 10 5
                                 (CUSIP Number)

         Bradco Supply Corporation                 Barry Segal
         13 Production Way                         c/o Bradco Supply Corporation
         P.O. Box 67                               13 Production Way
         Avenel, New Jersey 07001                  P.O. Box 67
         Phone: (732) 382-3400                     Avenel, New Jersey 07001
                                                   Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                November 24, 2003
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP NO. 967 446 10 5
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Bradco Supply Corporation - EID #22-1805243
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
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               7    SOLE VOTING POWER

                    50,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           50,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.60%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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

--------------------------------------------------------------------------------
CUSIP NO. 967 446 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barry Segal - SS# ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF, AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,245,801
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,245,801
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,301,801
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  Schedule 13D

      Bradco Supply Corp., a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby file this Amendment No. 7 to the Statement on Schedule 13D which was filed on October 2, 2002 (the "Initial Schedule 13D"), and amended by Amendment No. 1 filed on November 4, 2002 (the "First Amendment"), by Amendment 2 filed on November 27, 2002 ("Second Amendment"), by Amendment 3 filed on January 24, 2003 ("Third Amendment"), by Amendment 4 filed on February 25, 2003 ("Fourth Amendment"), by Amendment 5 filed on April 1, 2003 ("Fifth Amendment") and by Amendment 6 filed on September 11, 2003 ("Sixth Amendment") with respect to their beneficial ownership of Common Stock, $.01 par value per share (the "Common Stock") of Wickes Inc.

Item 1. Security and Issuer

      This Schedule 13D relates to the Common Stock of Wickes Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 706 North Deerpath Drive, Vernon Hills, Illinois 60061.

Item 2. Identity and Background

      No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

      Neither Bradco or Mr. Segal have purchased nor sold any shares of Common Stock since the prior Schedule 13D amendment except as described in Item 4 hereto. The purchase price of $650,900.50 to be received by the Reporting Persons from the sale of all 1,301,801 shares of Company Common Stock is to be paid in cash at the closing by the purchasers, several of whom are members of Company management. The closing is subject to a number of conditions set forth in the Stock Purchase Agreement, the terms and form of which are incorporated by reference to Item 7 hereto.

Item 4. Purpose of Transaction

      The prior Item 4 of the previous Schedule 13D, as amended, is superceded and amended to read in its entirety as follows:

      The purpose of the contemplated transactions is to sell all of the shares of Company Common Stock currently held by the Reporting Persons, facilitate the Company's refinancing of its outstanding 11 5/8% Senior Subordinated Notes due 2003 and obtain an interest in industrial operating facilities in a region in which Bradco conducts business. Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons have agreed to sell all of their shares of Common Stock held by them to members of Wickes management in a privately negotiated transaction at a price of $.50 per share. It is a condition precedent to the sale that Bradco (i) purchase two parcels of real estate owned by the Company located in Walden, New York and Exton, Pennsylvania and lease such parcels back to the Company and (ii) exchange $ $3,549,515 of the Company's 11 5/8% Senior Subordinated Notes due 2003 for $1,774,757.50 of cash and $887,378.75 of 10% Convertible Notes due 2007 (the "New Notes") in accordance with the Company's Offering Memorandum dated November 4, 2003 (the "Exchange Memorandum"). The New Notes are convertible into Company Common Stock in multiples of $250 at the conversion price of $1.00 per share, subject to adjustment as set forth in the Indenture of the New Notes. The New Notes can be converted at any time after the date of filing of an amendment to the Company's certificate of incorporation increasing the number of shares of Common Stock the Company is authorized to issue and ending on the close of business on June 15, 2007. However, the purchase price of the two parcels of real estate by Bradco is to be paid for by surrender of the entire $887,500 of New Notes with the balance paid for in cash. Accordingly, if the transactions are completed in accordance with their respective terms, then at that time the Reporting Persons would not own beneficially or of record any shares of Company Common Stock by means of their right to convert the New Notes held by them into Company Common Stock.

      The foregoing transactions shall take place in accordance with the terms and form of the the Stock Purchase Agreement, Real Estate Sale and Leaseback Agreement, the Leases of the Walden New York and Exton, PA properties and the Exchange Agreement, all of which are incorporated by reference to Item 7 hereto.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to from time to time to either purchase or sell in the open market or in privately negotiated transactions shares of Company Common Stock or Company debt instruments. In determining whether to purchase or sell shares of Company Common Stock or Company debt instruments, the Reporting Persons intend to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to the Reporting Persons' beneficial ownership of shares of Common Stock, price levels of Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions.

      Upon consummation of the transactions contemplated, the shares of Common Stock would be expected to continue to be authorized to be traded on the NASDAQ OTCBB and would be expected to continue to be registered under the Securities Exchange Act of 1934.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; (iv) any other material change in the Company's business or corporate structure; (v) any other material changes in the Company's charter or bylaws or other actions which may impede the acquisition of the control of the Company by any persons; (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) Mr. Segal is the direct beneficial owner of 1,245,801 shares of Common Stock, representing approximately 14.99% of the outstanding Common Stock (based on the 8,307,984 shares of Common Stock of the Company reported to be outstanding in the Company's most recent Form 10-Q). In addition, by virtue of his position as custodian for his son, Martin Segal, he may be deemed to be the indirect beneficial owner of another 6,000 shares of Common Stock. Further, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Mr. Segal may be deemed to be the indirect beneficial owner of the 50,000 shares of Common Stock owned by Bradco, representing approximately 0.60% of the outstanding Common Stock of the Company. Therefore, Segal may be deemed the beneficial owner of 1,301,801 shares of Common Stock representing approximately 15.67% of the outstanding Common Stock of the Company. Further, the Reporting Persons own $2,250,000 face amount of the Company's Senior Subordinated Notes due December 15, 2003. These notes are not convertible into Company Common Stock.

      (b) Mr. Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by him and of the stock held for his son,

Martin Segal. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by it.

      (c) In the last 60 days of the filing of this Schedule 13D Amendment, there have been no purchases or sales of Common Stock of the Company on the open market by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Except as described above and in Item 3 and 4, none of the Reporting Persons (or other persons listed in Item 2 of the Initial Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit 99.1 - Joint Filing Statement.

      Exhibit 99.2 - Stock Purchase Agreement dated November __, 2003 by and among the Reporting Persons and the Purchaser defined therein, incorporated by reference to Wickes Inc. current report on Form 8-K filed on November 25, 2003.

      Exhibit 99.3- Real Estate Sale and Leaseback Agreement for Walden, New York and Exton, PA dated November __, 2003 between Bradco and Wickes Inc., incorporated by reference to Wickes Inc. current report on Form 8-K filed on November 25, 2003.

      Exhibit 99.4 - Form of Lease for Walden, New York between Bradco as landlord and Wickes Inc. as Tenant, incorporated by reference to Wickes Inc. current report on Form 8-K filed on November 25, 2003.

      Exhibit 99.5 - Form of Lease for Exton, PA between Bradco as landlord and Wickes Inc. as Tenant, incorporated by reference to Wickes Inc. current report on Form 8-K filed on November 25, 2003.

      Exhibit 99.6 - Exchange Agreement dated November __, 2003 by and among Wickes Inc. and Barry Segal, incorporated by reference to Wickes Inc. current report on Form 8-K filed on November 25, 2003.

      Exhibit 99.7 - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to the Initial Schedule 13D).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 24, 2003

                                        BRADCO SUPPLY CORPORATION


                                        By: /s/ Barry Segal
                                            -------------------
                                        Name:  Barry Segal
                                        Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 24, 2003

                                        /s/ Barry Segal
                                        -------------------
                                        Name: Barry Segal

                       INDEX TO MATERIAL FILED AS EXHIBITS

      Exhibit 99.1 - Joint Filing Statement.

      Exhibit 99.2 - Stock Purchase Agreement dated November __, 2003 by and among the Reporting Persons and the Purchaser as that term is defined therein, incorporated by reference to Wickes Inc. current report on Form 8-K filed on November 25, 2003.

      Exhibit 99.3- Real Estate Sale and Leaseback Agreement for Walden, New York and Exton, PA dated November __, 2003 between Bradco and Wickes Inc., incorporated by reference to Wickes Inc. current report on Form 8-K filed on November 25, 2003.

      Exhibit 99.4 - Form of Lease for Walden, NY between Bradco as landlord and Wickes Inc. as Tenant, incorporated by reference to Wickes Inc. current report on Form 8-K filed on November 25, 2003.

      Exhibit 99.5 - Form of Lease for Exton, PA between Bradco as landlord and Wickes Inc. as Tenant, incorporated by reference to Wickes Inc. current report on Form 8-K filed on November 25, 2003.

      Exhibit 99.6 - Exchange Agreement dated November __, 2003 by and among Wickes Inc. and Barry Segal, incorporated by reference to Wickes Inc. current report on Form 8-K filed on November 25, 2003.

      Exhibit 99.7 - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to the Initial Schedule 13D).